

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Jinnan Lai
Chief Executive Officer
LIZHI INC.
Yangcheng Creative Industry Zone
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The Peoples Republic of China

      Re: **LIZHI INC.**
             Draft Registration Statement on Form F-1
             Exhibit No. 4.4
             Submitted August 6, 2019
             CIK No. 0001783407

Dear Mr. Lai:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance